                          INDEPENDENT AUDITORS' CONSENT

We consent to the  inclusion in the  Registration  Statement on Form SB-2 of our
report  dated  June  13,  2001  on  our  audits  of the  consolidated  financial statements of LCS Golf,  Inc. and  Subsidiaries  as of February 28, 2001 and for
each of the years in the two-year  period  ended  February 28, 2001 and February
29, 2000 and to the reference to our firm under the caption  "Experts"  included in the Prospectus.

Our report  contains an  explanatory  paragraph that states that the Company has incurred  recurring  net losses and has a capital  deficit and negative  working capital position which raise  substantial doubt about its ability to continue as a going  concern.  The  consolidated  financial  statements  do not  include any adjustments that might result from the outcome of that uncertainty.

Richard A. Eisner & Company, LLP

New York, New York
August 21, 2001